December 17, 2015

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Zix Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 11, 2015

Form 8-K Filed October 20, 2015

File No. 000-17995

Dear Mr. Krikorian:

This letter is to confirm my conversation with Ms. Melissa Walsh on December 17, 2015 regarding Zix Corporation’s request for an extension of time to respond to your letter dated December 15, 2015 (the “Staff Letter”) relating to the above-referenced reports. As discussed with Ms. Walsh, we intend to provide responses to the Staff Letter by January 13, 2016.

If you have any questions or require additional information, please do not hesitate to call me at (214) 370-2219.

Very truly yours,

/s/ Justin K. Ferguson

Justin K. Ferguson
Vice President and General Counsel

cc:	Melissa Walsh, Securities and Exchange Commission

www.zixcorp.com     2711 N. Haskell Ave.  |  Suite 2200, LB 36  |  Dallas, TX 75204  |  phone 214 370 2000  |  fax 214 515 7385